Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

July 7, 2020

Re:	Cloudastructure, Inc.
Offering Circular on Form 1-A
File No. 024-11192

Dear Mr. Spirgel:

On behalf of Cloudastructure, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Thursday, July 9, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Rick Bentley

Rick Bentley

Chief Executive Officer

Cloudastructure, Inc.

Cc:  Jeanne Campanelli

CrowdCheck Law LLP